Exhibit 19.1

NATHAN'S FAMOUS, INC.

Subject: POLICY ON INSIDER TRADING

Effective Date: May 31, 2023

Affects: All Employees (Including Temporary Employees, Independent Consultants, and Contractors) and Members of the Board of Directors

Introduction

During the course of your employment with Nathan's Famous, Inc. and its subsidiaries, (collectively, the “Company”), or service on the Company’s Board of Directors, or you providing services to the Company, you may learn confidential and sensitive information concerning the Company, its vendors, suppliers, distributors, or other companies with which the Company has business or contractual relationships. Some of this information has the potential for affecting the market price of the stock of the Company or the other companies involved.

The federal securities laws impose considerable civil and criminal penalties on anyone who improperly obtains or uses material, non-public information in connection with a purchase or sale of stock or securities. In addition to civil damages of up to three times the profit gained, an individual may be subject to criminal sanctions, including imprisonment of up to 20 years and a criminal fine of up to $5,000,000, for any violation. The United States Securities and Exchange Commission (“SEC”) and courts have significant power to impose penalties for violations of the insider trading laws. The SEC, together with the U.S. Department of Justice, pursue insider trading violations vigorously, both from a criminal and civil perspective, against both individuals and companies.

With this in mind, you are asked to carefully read this Policy on Insider Trading. You are encouraged to contact the Chief Financial Officer if you have any questions regarding, or do not understand any aspect of, this Policy. In addition to serving as a resource regarding compliance with the insider trading laws, the Chief Financial Officer is responsible for monitoring compliance with this Policy and is accountable to the Company’s Board of Directors.

Failure to observe and comply with all of the provisions contained in this Policy may subject you to disciplinary action by the Company, including discharge from employment or service.

Explanation of the Law

The Company’s common stock is publicly traded on The Nasdaq Global Market (“Nasdaq”). Federal securities laws and regulations generally make it illegal to buy or sell shares of stock (or other securities) of a company while you are aware of material non-public information concerning that company. It is also illegal to share material, non-public information with a third party (commonly called “tipping”) so that the third party can buy or sell the stock. These prohibitions apply to the common stock of our Company and any other securities, including debt securities, of the Company.

What is “material, non-public information”?

“Material” information is any information that (a) a reasonable person likely would consider important in deciding whether to buy, sell or retain a security or (b) could be expected to affect the market price of a company’s stock, whether positive or negative. The following list are examples of information that will generally be regarded as material. These are examples only, and not intended as a complete list of what could be considered material inside information:

●	matters involving new products that are reasonably expected to increase sales or significant Company-owned and/or franchised restaurant openings or expansion plans;

●	information about significant increases or decreases in the Company’s sales or financial performance;

●	matters relating to a new financing;

●	gain or loss of a significant vendor, distributor, or supplier;

●	earnings-related information, including preliminary financial results, either positive or negative;

●	new internally developed financial projections;

●	a pending or proposed merger, acquisition, joint venture, tender offer or exchange offer;

●	a pending or proposed sale or disposition of significant assets;

●	changes in dividend policies, the declaration of a stock split or the offering of additional securities;

●	impending bankruptcy or financial liquidity problems;

●	changes in senior management;

●	changes in auditors or notification that an audit report can no longer be relied upon;

●	a material failure, interruption, or security breach in the Company’s information technology systems;

●	changes in credit ratings; or

●	significant litigation or notifications from regulatory agencies (such as the SEC) or from an exchange or market on which Company securities are listed.

It is not possible to define all categories of material information, as the ultimate determination of materiality by enforcement authorities will be based on an assessment of all the facts and circumstances. Information that is material at one point and time may cease to be material at another, and vice versa. Determinations regarding the “materiality” of information are inherently judgment based. The Chief Financial Officer is always available to assist you if you are unsure about what is or is not material information. Please remember that the public, media, and authorities may use hindsight in judging what information is material.

“Non-public” information is any information that has not been disclosed broadly to the marketplace and that the investing public has not yet had time to absorb and evaluate. Information is considered to be available to the public only when it has been publicly released or announced (for example, by means of a press release or a filing with the SEC) and enough time has passed to permit the market to learn about and evaluate the information. This normally will occur at the close of the first full trading day after the date on which the public release or announcement has occurred.

The Company’s Policy

1. No Trading On Material, Non-Public Information.

If you are aware of material, non-public information about the Company, you may not (i) buy or sell stock or other securities issued by the Company or engage in any other action or conduct to take personal advantage of that information, either directly or indirectly, or (ii) pass along the information to others outside the Company, including family members or friends (so-called “tipping”).

It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe. Both the SEC and the Nasdaq investigate and are very effective at detecting insider trading. Cases have been successfully prosecuted against individuals as a result of trading by employee through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. It does not matter if a transaction may be necessary or justifiable for independent reasons (such as a need to raise money for an emergency), and there are no exceptions for small or “immaterial” transactions. Use of material inside information is never permitted.

In general, the Company recommends that you do not recommend or suggest that someone buy, sell or retain the Company’s stock. This will minimize the chance that you could be subject to liability for tipping. You should never make recommendations or express opinions about trading in Company securities on the basis of material non-public information to any person.

You also should not:

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Disclose material non-public information to individuals (i) within the Company whose jobs do not require them to have that information or (ii) outside the Company, including to family members, friends, business associates, and investors, unless such disclosure is authorized by the Company; or

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Respond to any requests for information (particularly financial results and/or projections), including to affirm or deny information about the Company, from anyone outside the Company, such as a stock analyst. If you receive any such requests, please contact the Chief Financial Officer.

To allow for adequate public dissemination and evaluation of material information after public disclosure, you should allow a reasonable period of time to elapse (at least one full trading days after the date of the public disclosure or announcement) before trading. For example, if the

Company makes an announcement on a Monday (prior to the opening of the market), you should not trade in Company securities until Tuesday.

2. Transactions by Family Members.

The restrictions on trading Company securities imposed by this Policy also apply to (i) the members of your immediate family who reside with you (i.e., any spouse, parents, children (including children away at college), grandchildren, grandparents, in-laws and siblings) and any other persons living in your household and (ii) any family members who do not live with you but whose transactions in Company securities are directed by, or subject to, your influence or control. Accordingly, you are responsible for informing any such persons of this Policy and ensuring that they conform their actions to the requirements of this Policy.

3. Company Plans.

The restrictions on trading also apply to certain transactions under Company plans, as follows.

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Stock Options. Although the restrictions in this Policy do not apply to the exercise of stock options granted to you by the Company, they do apply to the sale of the stock by you after you have exercised those options. The restrictions would also apply to broker-assisted cashless exercises of your options, or any other market sale where you are simultaneously selling some of the shares of your stock in order to pay the exercise price of options. The Policy does not apply to have the Company withhold shares subject to an option to satisfy tax withholding requirements.

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Restricted Stock. This Policy does not apply to the vesting and settlement of restricted stock, or the withholding of stock by the Company to satisfy tax withholding obligations upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of stock after vesting.

4. Transactions in Other Public Company Securities.

If you are working on a matter involving another publicly-held company, including a supplier, distributor, vendor, customer, partner, or company with which the Company has entered into or is negotiating a business or contractual relationship or transaction, you may not trade in the securities of such company on the basis of material non-public information, including information that you have obtained in the course of your employment with the Company. Additionally, if you are aware of material non-public information about any such company, you must not recommend or suggest that anyone buy, sell or retain securities of that company. Examples of material non-public information affecting another company include information about a major contract or potential merger. Note that even if information is immaterial to the Company, it may nevertheless be material to the other entity.

Regardless of whether you are working on a matter involving any of the foregoing types of suppliers, distributors, vendors, etc., you must notify the Company’s Chief Financial Officer before taking a “material position” in the securities, or becoming a member of the Board of Directors, of such a company. For these purposes, “taking a material position” means acquiring beneficial ownership of greater than 5% of such outstanding securities or investing 10% or more of your net worth in such securities.

5. Other Trading Restrictions.

In addition to the trading restrictions described above, you are specifically prohibited from:

●	Short selling Company securities (i.e., selling securities that you do not own at the time of sale); and

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Purchasing securities or other financial instruments, or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company’s securities or diminish the full ownership risks and rewards of your direct or indirect Company stock holdings. Examples of hedging transactions include “costless collars,” forward sale contracts, equity swaps, and exchange funds.

6. Post-Termination Transactions.

This Policy applies even after termination of your employment or service with the Company. If your service as an employee of the Company terminates while you are aware of material non-public information regarding the Company, you will continue to be subject to this Policy, and specifically to the ongoing prohibition against trading, until the information has become public or is no longer material.

7. Stop-Transfer Instructions.

The Company may, in its discretion, provide stop-transfer instructions to its transfer agent in order to enforce trading restrictions imposed by this Policy, including, without limitation, restrictions relating to post-termination transactions.

8. Violations.

As mentioned in the Introduction to this Policy, any person who violates the federal securities laws has committed a crime and may be subject to imprisonment and a criminal fine of up to $5,000,000 and imprisonment for up to 20 years. A violator may also be personally liable in civil lawsuits for up to three times the profit gained for the harm caused by illegal trading by the violator or by third parties trading on material, non-public information provided by or through the violator. The Company will cooperate with any state or federal law enforcement agency investigating or prosecuting individuals for allegedly trading on or transmitting material, non-public information.

If you have any questions about this Policy on Insider Trading, or if you have any concerns regarding a proposed transaction involving the Company’s stock, you are encouraged to contact our Chief Financial Officer. You should note, however, that as a matter of law and corporate policy, you are ultimately responsible for conforming your actions to the requirements of the insider trading laws and the Company’s Policy on Insider Trading. Regardless of any advice or information you receive, you will bear the consequences of any legal or policy violations. Furthermore, the Chief Financial Officer's failure to raise an objection to a transaction will not constitute a recommendation by the Company or any of its directors, officers or employees that you engage in that transaction.

Failure to observe and comply with all of the provisions contained in this policy may subject you to disciplinary action by the Company, including discharge. The Company reserves the right to amend this Policy on Insider Trading at any time, but intends to provide reasonable written notification of any such revision.